EXHIBIT 12
Ratio of Earnings to Fixed Charges
($ in thousands)

	Nine months ended September 30,			Year ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Earnings:
Income (loss) from continuing operations	11,039	(96,717)	(121,610)	(52,063)	(50,700)	(111,526)	(129,394)
Income tax (benefit) expense	(17,120)	(9,443)	(25,593)	3,635	845	(52,177)	(36,644)
Minority interests in income of subsidiaries	6,980	6,823	9,755	4,867	6,541	6,521	5,517
Loss from investment in joint venture	—	—	—	—	—	184,381	69,181

Pre tax income before adjustment from minority interests in income of subsidiaries	899	(99,337)	(137,448)	(43,561)	(43,314)	27,199	(91,340)
Minority interests in income of subsidiaries	(6,980)	(6,823)	(9,755)	(4,867)	(6,541)	(6,521)	(5,517)
Rental interest factor, which is 1/3 of rental expense	17,144	13,516	18,832	14,688	10,508	12,863	8,370
Dividends on mandatorily redeemable preferred stock	709	21,391	22,552	32,075	30,568	—	—
Interest expense	172,661	184,457	243,002	219,658	138,148	108,331	129,154

Earnings	184,433	113,204	137,183	217,993	129,369	141,872	40,667

Fixed Charges:
Interest expense	172,661	184,457	243,002	219,658	138,148	108,331	129,154
Dividends on mandatorily redeemable preferred stock	709	21,391	22,552	32,075	30,568	—	—
Rental interest factor, which is 1/3 of rental expense	17,144	13,516	18,832	14,688	10,508	12,863	8,370

Total fixed charges	190,514	219,364	284,386	266,421	179,224	121,194	137,524

Ratio of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a	1.2	n/a
Deficiency	6,081	106,160	147,203	48,428	49,855	—	96,857